[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

                             Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                               September 8, 2016

Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1500
      UBS Opportunistic Equity Income List: Equity Advisory Group, 2016-3,
                  Series 6 File Nos. 333-212931 and 811-03763
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Dear Mr. Bartz:

      This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1500, filed on August 5, 2016, with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the UBS Opportunistic Equity Income List: Equity Advisory Group, 2016-3, Series 6 (the "Trust").

PROSPECTUS

Investment Summary -- Security Selection

      1. The second sentence of the first paragraph of this section states that "the UBS 'Opportunistic Equity Income' criteria begins with a universe of all dividend-paying companies traded in the United States as of the date of the security selection." Please revise the term "dividend-paying companies" to state that the criteria begins with a universe of all "dividend-paying equity securities."

      Response: The disclosure has been revised in response to your comment.

      2. The first bullet in the first paragraph states that the minimum market capitalization for securities in the Trust is $2 billion. Please include risk disclosure related to small-capitalization securities.

      Response: The sponsor believes that small-capitalization securities have a market capitalization under $2 billion. The risk disclosure has been revised to disclose the Trust's potential investment in mid-capitalization securities.

      3. The fourth bullet point in the first paragraph of this section states that securities may have split ratings on different UBS platforms. Please disclose which UBS platforms will be used to determine the ratings of the securities.

      Response: The disclosure has been revised in response to your comment.

      4. The second paragraph of this section states that companies are chosen from a sub-universe. Please state whether the sub-universe is from a stock list and if so, which stock list is used.

      Response: The disclosure has been revised in response to your comment.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren